SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No   X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of June 2009

List of Exhibits:

New Release entitled, “CNH Appoints Steven Bierman as Interim Chief Financial Officer”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

June 12, 2009

FOR IMMEDIATE RELEASE.

For more information contact:

Ralph Traviati, News & Information (630) 887-2345

CNH Appoints Steven Bierman as Interim Chief Financial Officer

BURR RIDGE, Illinois – June 12 – CNH Global N.V. (NYSE: CNH) has appointed Mr. Steven Bierman as interim Chief Financial Officer effective June 23, 2009.

Mr. Bierman will also retain his position as President of CNH Capital. Mr. Bierman joined CNH in 2005 as Vice President of Commercial Finance for CNH Capital. Prior to CNH, Mr. Bierman was Chief Operating Officer and President of Fremont Financial Corporation and earlier in his career he held a variety of positions at General Electric Capital Corporation. Born in 1955, Mr. Bierman is a Certified Public Accountant.

Mr. Bierman’s appointment follows the resignation of Mr. Rubin McDougal whose last day with the Company will be June 22.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,300 dealers in 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

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